Issuer Free Writing Prospectus

Filed by: Carrizo Oil & Gas, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-198459

April 14, 2015

CARRIZO OIL & GAS, INC.

Pricing Term Sheet

Issuer:	Carrizo Oil & Gas, Inc.

Aggregate Principal Amount: *	$650,000,000

Gross Proceeds:	$650,000,000

Net Proceeds (before expenses):	$640,250,000

Title of Securities:	6.250% Senior Notes due 2023

Distribution:	SEC Registered

Final Maturity Date:	April 15, 2023

Issue Price:	100.000%, plus accrued interest, if any, from April 28, 2015

Coupon:	6.250%

Underwriting Discount:	1.500%

Yield to Maturity:	6.250%

Spread to Benchmark Treasury:	+449 bps

Benchmark Treasury:	UST 1.750% due May 15, 2023

Interest Payment Dates:	April 15 and October 15, beginning on October 15, 2015

Optional Redemption:	On and after April 15, 2018, in whole or in part, at the redemption prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, beginning on April 15 of the years set forth below:

Date	Price

2018	104.688%
2019	103.125%
2020	101.563%
2021 and thereafter	100.000%

Make-Whole Redemption:	Prior to April 15, 2018, make-whole call at T+50 bps

Equity Clawback:	Prior to April 15, 2018, up to 35% at a redemption price equal to 106.250% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date

Change of Control:	Offer to purchase at 101% of principal, plus accrued and unpaid interest to the date of purchase

Joint Book-Running Managers:

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

BBVA Securities Inc.

Capital One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Joint Lead Managers:	SG Americas Securities, LLC Mitsubishi UFJ Securities (USA), Inc. Regions Securities LLC IBERIA Capital Partners L.L.C. KeyBanc Capital Markets Inc.

Trade Date:	April 14, 2015

Settlement Date:	April 28, 2015 (T+10)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 144577 AH6 ISIN: US144577AH67

Additional Information

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. The information in this pricing supplement supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-19 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

We expect the net proceeds from this offering to be approximately $639.8 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to fund the repurchase or redemption, as applicable, of the 8.625% senior notes. In the event the net proceeds from this offering exceed the funds necessary to repurchase the 8.625% senior notes pursuant to the tender offer, we intend to use such excess net proceeds from this offering temporarily to repay borrowings outstanding under our revolving credit facility. Any proceeds not used as described will be used for general corporate purposes.

Pro Forma Ratio of Earnings to Fixed Charges

The table that appears in the Preliminary Prospectus Supplement under “Ratio of Earnings to Fixed Charges” on page S-20 is amended to include the pro forma ratio of earnings to fixed charges for the year ended December 31, 2014, to give effect to this offering and the anticipated application of the estimated net proceeds of this offering as described in “Use of Proceeds,” which would have been 5.20x.

Borrowing Base

The sentence under “Revolving Credit Facility” on page S-23 that states, “The borrowing base will not be automatically reduced in connection with this offering.” will be deleted and the following paragraph will be inserted:

If we issue any additional senior notes, including the notes offered hereby, the revolving credit facility provides that, subject to certain exceptions, the borrowing base will be automatically reduced by an amount equal to 25% of the aggregate principal amount of additional senior notes that are issued in excess of the original principal amount of any outstanding senior notes to be refinanced with the proceeds of such additional senior notes. Therefore, the borrowing base under our revolving credit facility will be reduced by approximately $12.5 million immediately following the closing of this offering but prior to the Spring 2015 borrowing base determination.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting RBC Capital Markets, Attn: High Yield Capital Markets, 3 World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, 1-877-280-1299.